Change in Independent Accountant

On February 28, 2007, Briggs, Bunting, Dougherty, LLP ceased being the Fund’s independent auditor as a result of the Board’s decision to change its accounting firm.

The reports of Briggs, Bunting, Dougherty, LLP on the financial statements of the Fund for the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years, there have been no disagreements with Briggs, Bunting, Dougherty, LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Briggs, Bunting & Dougherty, LLP would have caused them to make reference thereto in their report on the financial statements for such years.  During the audit for the most recent fiscal year, Briggs, Bunting, & Dougherty, LLP noted a material weakness in the internal controls related to monitoring the diversification tests necessary to qualify as a regulated investment company for federal income tax purposes.

The Fund, with the approval of its Board of Directors and its Audit Committee, engaged Cohen Fund Audit Services, Ltd. as its new independent auditor as of February 28, 2007.